November 5, 2014

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:      Second Sight Medical Products, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 2, 2014

File No. 333-198073

Dear Ms. Ravitz:

By this letter we are responding to your letter dated October 23, 2014 addressed to Robert Greenberg, President and Chief Executive Officer of Second Sight Medical Products, Inc. (the “Company”). For convenience of staff, we have provided below full text of each comment in the order given to us followed by our response.

1.	We note your response to prior comment 1. Because the long-term investment rights are separate securities under Section 2(a)(1) of the Securities Act, registration of the rights is required to comply with Securities Act Sections 5 and 6 regardless of whether any additional fee is required to be paid. Accordingly, please revise to ensure the rights are separately registered. Also include the title of the rights on the prospectus cover page. Refer to Regulation S-K Item 501(b)(2).

In accord with staff’s request we have revised to ensure that the rights are separately registered, albeit with no additional registration fee required to be paid. In addition, we have included the title of the rights on the front and back covers of the prospectus.

Graphics, page 4

2.	We note your revisions in response to prior comment 4. Please revise the graphics to eliminate jargon so that the meanings of the terms used are clear from context. For instance, we note the use of the term “RP.”

We have revised the graphics and have eliminated the purported jargon as requested.

Long-Term Investor Rights, page 12

3.	Your response to prior comment 2 provides that at the closing of the IPO, you will become contractually obligated to issue the shares underlying the LTIRs. Because there is no instrument that will evidence the terms of the LTIRs, please revise to include a representation that the prospectus contains a full description of the rights, and revise your disclosure, if necessary, to describe all material terms of those rights.

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We have revised our disclosures of LTIR and under “Description of Capital Stock-Long Term Investor Right to Receive Additional Shares” we included a statement that our prospectus contains a description of the conditions, descriptive features and other terms of the LTIR.

Our Licenses and Agreements, page 55

4.	We note your revised disclosure on pages 8 and 55 indicating your entry into a new joint research and development agreement with The Johns Hopkins University Applied Physics Laboratory. Please expand to describe the provisions of Article 3 regarding the funding of the agreement. State that JHU will not be obligated to make the $4.075 million lump sum payment to you until it receives a disbursement of that amount from The Mann Fund, a fund affiliated with one of your founders who is also a director and beneficial owner of more than 40% of your outstanding stock. Please also expand your disclosure pursuant to Item 404 of Regulation S-K with respect to this agreement. Finally, please also file a complete version of the agreement; we note it currently omits Appendix A.

By way of background the Company and Johns Hopkins University (JHU) have had a lengthy history of collaboration extending back approximately to the year 2000. Collaboration consisted of the Company providing grants to JHU in the early years as well as the receipt of grants and other work jointly done thereafter. Moreover, while he was a graduate student at JHU, Robert Greenberg, our President and Chief Executive Officer, engaged in certain research which lead to two awarded patents that he assigned to JHU in or around the year 2000. These two patents were thereafter subject of a license agreement between the Company and JHU. In October 2014, after we filed Amendment No. 1 to our registration statement, we received a lump sum grant from JHU in the amount of $4.075 million. According to JHU/Applied Physics Laboratory, the Mann Fund was largely established and funded as result of gift from Mr. Mann to APL in or about 1985. The Mann Fund was established to support research and development in connection with the application of advanced technology to medicine and medical equipment and procedures, with a special emphasis on biomedical device. When the remaining funds were dispersed recently, the university consistent with its long history of collaborating with the Company entered in Joint Research and Development Agreement with us and then delivered the contracted amount in one lump sum once APL received its funding. Although we do not believe that this grant should fall under a category of related party transactions we have nevertheless also made reference to the JRDA funding within that section of the prospectus and have also further described the JRDA on pages 9 and 53. We have attached Appendix A which is an intended expression of work to be performed, including innovations that may be made by APL and licensed back to us as described.

Long Term Investor Right to Receive Additional Shares, page 87

5.	Please revise to disclose the substance of your response to prior comment 12. For instance, include the information contained in your response concerning the length of time the proceeds may be adequate, the goal of encouraging and rewarding long-term investors, and your intent to provide those investors with an opportunity to double their investment or to neutralize or reduce a potential loss.

We have amplified our disclosure to convey the substance of our response to prior comment 12. We included the objective of encouraging long-term investors, and our intent to provide those investors with an opportunity to supplement their gain or possibly to neutralize or reduce a potential loss. We have not described the LTIR as an opportunity to double one's investment.

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6.	Please expand your disclosure to clarify what you mean by “purchase shares directly in the IPO.” In this regard, please explain how you will determine who qualifies as an IPO Shareholder and how investors will be able to determine that they will acquire LTIRs in connection with their purchase. For instance, how will investors know that the broker from whom they purchased shares in the IPO is part of the underwriting selling group such that they have acquired LTIRs? Also, please revise to explain how you will verify whether an investor purchased shares in the IPO versus through the trading market during the 90 days following the IPO, and how you will enforce the condition that the rights are available only to purchasers in the IPO. If the LTIRs will be available to anyone who purchases shares and has them recorded in their name within the 90-day period, please revise to clarify that fact and revise to clarify any description in the prospectus of the LTIRs as non-transferable.

We have expanded our disclosure to clarify what we mean by “purchase shares directly in the IPO” as referencing the original purchasers to whom the IPO shares are being sold and explained who will qualify as an IPO Shareholder and how investors will be able to determine whether they will be able to acquire LTIRs. We also explained how we will determine that an investor purchased shares in the IPO and how we will enforce the condition that the rights are available only to original purchasers in the IPO.

Exhibits, page 101

7.	We note your response to prior comment 35. Please reconcile the number of “units” granted as described in Exhibit 10.15 with the number disclosed on page 74. Please also file final, complete and executed agreements; for instance, we note that the document filed as Exhibit 10.14 is unsigned and missing attachments, and the document filed as Exhibit 10.15 is unsigned.

Thomas B. Miller, our Chief Financial Officer, was initially offered options in the amount set forth in the Exhibit 10.15 at a strike price of $5 per share, namely a currently option on 150,000 shares. It was subsequently determined both by management and by the board that it would be more apt to have a strike price of $7 per share while concurrently increasing the number of shares subject to options from those set forth in the letter. Our board of directors made this determination in consultation with and concurrence by our CFO. All documents filed previously were executed and we have so noted in Exhibits 10.14 and 10.15 filed with Amendment No. 2 to the Company’s registration statement.

We acknowledge that all persons who are responsible for the accuracy and adequacy of the disclosure in the filing are certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules required and that such persons are responsible for the accuracy and adequacy of the disclosures they have made because they are in possession of all facts relating to a company’s disclosure.

We further acknowledge that notwithstanding staff comments, upon our request of acceleration of the effective date of the pending registration statement we will provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further acknowledge that a written request for acceleration of the effective date of the registration statement will be considered as confirmation of the fact that in requesting acceleration we are aware of our responsibilities under the Securities Act of 1933 and under the Securities Exchange Act of 1934 as they relate to our proposed public offering of the securities specified in the above registration statement.

You may contact Aaron A. Grunfeld, the company’s counsel, at (310) 788-7577, or by email at agrunfeld@grunfeldlaw.com, if you have questions or further comments regarding our responses to your questions and the related matters covered by this response.

Sincerely,

/s/ Robert J Greenberg

cc (via e-mail): Geoffrey Kruczek

Mary Beth Breslin

Tom Miller

Aaron A. Grunfeld